SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              PALMER WIRELESS, INC.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   6970331087
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                                 (CUSIP Number)

                                                with a copy to:
Krista L. Ward                                  George J. Mazin
Stark Investments                               Lowenstein, Sandler, Kohl,
1500 West Market Street                           Fisher & Boylan, P.A.
Mequon, WI 53092                                65 Livingston Avenue
(414) 241-1810                                  Roseland, New Jersey  07068
                                                (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  June 11, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              CUSIP NO. 6970331087

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1)  Names  of  Reporting  Persons  (S.S. or I.R.S. Identification Nos. of Above
    Persons):

    Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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2)  Check the Appropriate Box if a Member of a Group (See Instructions):

    (a)   Not
    (b)   Applicable

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3)  SEC Use Only

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4)  Source of Funds (See Instructions):WC

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e):
                                  Not Applicable

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6)  Citizenship or Place of Organization:

                Wisconsin

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    Number of                      7)  Sole Voting Power:                0
                                   ---------------------------------------------
    Shares Beneficially            8)  Shared Voting Power:      1,046,700*
                                   ---------------------------------------------
    Owned by
    Each Reporting                 9)  Sole Dispositive Power:        0
                                   ---------------------------------------------
    Person   With:                10)  Shared Dispositive Power:      1,046,700*
                                   ---------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,046,700*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                Not Applicable

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13)   Percent of Class Represented by Amount in Row (11):

                9.95*

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14)      Type of Reporting Person (See Instructions):           IN

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* Includes  523,350  shares of the Issuer's  Class A common stock  beneficially owned by Reliant Trading and 523,350 shares of the Issuer's Class A common stock beneficially owned by Shepherd Trading Limited. See Item 2 and Item 5 for additional details.


Item 1: Security and Issuer:

This statement relates to the Class A Common Stock, par value $.01 per share, of Palmer Wireless, Inc. ("Shares"). The issuer has principal executive offices located at 12800 University Drive, Suite 500, Fort Meyers 33907-5337.

Item 2: Identity and Background

1.

         a)       Name:  Brian J. Stark
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092

         c)       Occupation:  Investment Fund Manager
                  Staro Asset Management, L.L.C., Stark & Roth,
                                          Inc., Staro Partners
                                          1500 West Market Street
                                          Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

2.
         a)       Name:  Michael A. Roth
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

3.
         a)       Name: Staro Partners
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

4.
         a)       Name: Reliant Trading
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

5.
         a)       Name: Shepherd Trading Limited
         b)       State of Organization: British Virgin Islands
         c)       Principal Business: Securities Trading
                  Address of principal business: c/o International Fund
                                                     Administration, Ltd.
                                                     48 Par-La Ville Road,
                                                     Suite 464
                                                     Hamilton, HM 11 Bermuda

         d)       Address of Principal Office: same
         e)       Convictions: none
         f)       Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

         All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing from brokers. The amount of funds used in making the purchases was $8,438,869. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchases was $8,438,687.

Item 4:  Purpose of Transaction

         The acquisition of the Shares by Reliant Trading and by Shepherd Trading Limited are solely for investment purposes. Further acquisitions, sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

         Based upon the information contained in Palmer Wireless, Inc.'s annual report on Form 10-K for the fiscal year ending December 31, 1996, there were issued and outstanding 10,519,681 Shares. Messrs. Stark and Roth beneficially own 1,046,700 Shares or 9.95% of the Shares. 523,350 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shares power to vote or direct the vote and shared power to dispose or direct the disposition of the 523,350 Shares by virtue of their position as members of Staro Asset Management, L.L.C., the managing partner of Reliant Trading. 523,350 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shares power to vote or direct the vote and shared power to dispose or direct the disposition of the 523,350 Shares by virtue of their position as investment manager of Shepherd Trading Limited.

         The following Table details the transactions by Reliant Trading and Shepherd Trading Limited in the Class A Common Stock of Palmer Wireless, Inc. during the past 60 days:

                        Shepherd Trading Limited

 Date                   Quantity            Price           Transaction Type

6/11/97                  28,000            $15.3058        Open Mkt. Purchase
6/11/97                  27,500             15.2727        Open Mkt. Purchase
6/11/97                   5,000             15.2813        Open Mkt. Purchase
6/11/97                   2,500             15.3125        Open Mkt. Purchase
6/11/97                   5,000             15.25          Open Mkt. Purchase
6/11/97                   3,500             15.4375        Open Mkt. Purchase
6/11/97                   8,000             15.375         Open Mkt. Purchase
6/11/97                   2,500             15.125         Open Mkt. Purchase
6/11/91                   2,500             15.000         Open Mkt. Purchase
6/11/97                   2,500             15.0625        Open Mkt. Purchase
6/10/97                     300             15.875         Open Mkt. Purchase
6/9/97                    5,000             15.9375        Open Mkt. Purchase
6/9/97                    1,850             15.875         Open Mkt. Purchase
6/6/97                   10,000             16.000         Open Mkt. Purchase
6/6/97                    4,700             15.9375        Open Mkt. Purchase
6/5/97                   10,250             16.03125       Open Mkt. Purchase
6/2/97                    9,650             15.875         Open Mkt. Purchase
5/30/97                  12,500             15.875         Open Mkt. Purchase
5/29/97                   1,500             15.8125        Open Mkt. Purchase
5/28/97                  11,950             15.8125        Open Mkt. Purchase
5/27/97                  50,000             16.21          Open Mkt. Purchase
5/27/97                   7,500             16.125         Open Mkt. Purchase
5/23/97                  76,550             16.1861        Open Mkt. Purchase
5/23/97                  12,500             16.25          Open Mkt. Purchase


                                 Reliant Trading

   Date                 Quantity            Price           Transaction Type

6/11/97                  28,000            $15.3058        Open Mkt. Purchase
6/11/97                  27,500             15.2727        Open Mkt. Purchase
6/11/97                   5,000             15.2813        Open Mkt. Purchase
6/11/97                   2,500             15.3125        Open Mkt. Purchase
6/11/97                   5,000             15.25          Open Mkt. Purchase
6/11/97                   3,500             15.4375        Open Mkt. Purchase
6/11/97                   8,000             15.375         Open Mkt. Purchase
6/11/97                   2,500             15.125         Open Mkt. Purchase
6/11/91                   2,500             15.000         Open Mkt. Purchase
6/11/97                   2,500             15.0625        Open Mkt. Purchase
6/10/97                     300             15.875         Open Mkt. Purchase
6/9/97                    5,000             15.9375        Open Mkt. Purchase
6/9/97                    1,850             15.875         Open Mkt. Purchase
6/6/97                   10,000             16.000         Open Mkt. Purchase
6/6/97                    4,700             15.9375        Open Mkt. Purchase
6/5/97                   10,250             16.03125       Open Mkt. Purchase
6/2/97                    9,650             15.875         Open Mkt. Purchase
5/30/97                  12,500             15.875         Open Mkt. Purchase
5/29/97                   1,500             15.8125        Open Mkt. Purchase
5/28/97                  11,950             15.8125        Open Mkt. Purchase
5/27/97                  50,000             16.21          Open Mkt. Purchase
5/27/97                   7,500             16.125         Open Mkt. Purchase
5/23/97                  76,550             16.1861        Open Mkt. Purchase
5/23/97                  12,500             16.25          Open Mkt. Purchase


     No other entity controlled by the reporting persons has traded Palmer Wireless, Inc. Class A Common Stock within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 2.

Item 7: Material to be filed as exhibits.

        Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                               Dated July 24, 1997

     The undersigned hereby agree that the Schedule 13D with respect to Palmer Wireless, Inc. dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                               /s/Brian J. Stark
                                               ________________________
                                               Brian J. Stark


                                               /s/Michael A. Roth
                                               ________________________
                                               Michael A. Roth

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                 July 24, 1997


                                                 /s/Brian J. Stark
                                                 ________________________
                                                 Brian J. Stark


                                                 /s/ Michael A. Roth
                                                 _________________________
                                                 Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).